Exhibit 12.1

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2004 (a)	2005	2006	2007	2008	2008	2009
Earnings before fixed charges:
Add:
Loss from continuing operations	$(34,057)	$(2,538)	$(13,948)	$(20,752)	$(19,022)	$(18,649)	$(13,741)
Fixed charges - per below	37,098	34,229	49,695	56,192	54,192	27,946	23,956
Less:
Capitalized interest	—	—	(35)	(108)	(99)	(85)	(46)

Earnings before fixed charges	3,041	31,691	35,712	35,332	35,071	9,212	10,169

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	30,057	33,952	47,600	55,880	53,943	27,748	23,854
Early extinguishment of debt	7,012	93	1,907	—	—	—	—
Capitalized interest	—	—	35	108	99	85	46
Estimate of interest within rental expense	29	184	153	204	150	113	56

Total Fixed Charges	37,098	34,229	49,695	56,192	54,192	27,946	23,956

Ratio of earnings to fixed charges (b)	0.08	0.93	0.72	0.63	0.65	0.33	0.42

(a)  The twelve months ended December 31, 2004 represents consolidated operating results for the Company from October 21, 2004 to December 31, 2004 and consolidated and combined operating results for Acquiport/Amsdell (the “Predecessor”) from January 1, 2004 to October 20, 2004. The operating results for the year ended December 31, 2004 are not comparable to future expected operating results of the Company since they include various IPO-related charges.

(b)  Due to our losses in fiscal 2004, 2005, 2006, 2007, 2008 and the nine months ended September 30, 2008 and 2009, the coverage ratio was less than 1:1. The Company must generate additional earnings of $34.1 million, $2.5 million, $14.0 million, $20.9 million, $19.1 million, $18.7 million and $13.8 million to achieve a coverage of 1:1 in fiscal 2004, 2005, 2006, 2007, 2008 and the nine months ended June 30, 2008 and 2009, repectively.